BHP Half Year Report

November 1999

B

The Broken Hill Proprietary Company Limited

Australian Company Number 004 028 077

Registered Office:

45th Floor BHP Tower - Bourke Place

600 Bourke Street Melbourne 3000 Australia

CONTENTS

Page

REVIEW OF OPERATIONS	1
DIRECTORS' REPORT	9
FINANCIAL STATEMENTS Profit and loss statement Balance sheet Statement of cash flows Notes to the financial statements	10 11 12 13 14
DIRECTORS' DECLARATION	30
INDEPENDENT REVIEW REPORT	31

Notes to the financial statements
1.	Basis of preparation of half year financial statements	14
2.	Revenue	14
3.	Depreciation and amortisation	15
4.	Borrowing costs	16
5.	Abnormal items	16
6.	Income tax	17
7.	Segment results	18
8.	Dividends	20
9.	Earnings per share	20
10.	Property, plant and equipment	21
11.	Exploration, evaluation and development expenditure capitalised	21
12.	Other assets (non-current)	21
13.	Share capital	22
14.	Reserves	24
15.	Notes to the statement of cash flows	24
16.	Investments in associated entities	25
17.	Statistics	26
18.	Reconciliation to United States generally accepted accounting principles	27
19.	Significant events after end of half year	29

All amounts are expressed in Australian dollars unless otherwise stated.

THE BROKEN HILL PROPRIETARY COMPANY LIMITED

AND ITS CONTROLLED ENTITIES

The Directors present their report together with the consolidated financial statements for the half year ended 30 November 1999 and the auditors' review report thereon.

REVIEW OF OPERATIONS

	Half year ended 30 November
Results Summary	1999	1998	Change
Operating revenue ($ million) - Sales revenue	9 527	9 954	-4.3%
- Other revenue	610	614	-0.7%
	10 137	10 568	-4.1%
Operating profit attributable to BHP shareholders ($ million)
- Excluding abnormal items	809	436	+85.6%
- Including abnormal items	1 081	436	+147.9%
Basic earnings per share (cents)
- Excluding abnormal items	46.0	25.3	+81.8%
- Including abnormal items	61.5	25.3	+143.1%

The operating profit after income tax excluding abnormal items attributable to BHP shareholders for the half year ended 30 November 1999 was $809 million, an increase of $373 million or 85.6% compared with the corresponding period.

Including abnormal items, the profit was $1 081 million, an increase of $645 million compared with the corresponding period. The result included a net abnormal profit of $272 million, comprising:

  a tax benefit of $160 million arising from the restatement of deferred tax balances as a consequence of the Australian company income tax rate change to 34% applicable from 1 July 2000, and then to 30% applicable from 1 July 2001; and

  a tax benefit of $112 million arising from finalisation of funding arrangements in August 1999 related to the Beenup mineral sands project.

For details of abnormal items by segment, refer to page 17. There were no abnormal items in the corresponding period.

Basic earnings per share were 46.0 cents excluding abnormal items and 61.5 cents including abnormal items. Comparative earnings per share for the half year ended 30 November 1998 were 25.3 cents.

Dividend

An unfranked dividend of 25 cents per share was declared and paid during the half year, the same amount as the dividend in the corresponding period. The Dividend Investment Plan was suspended following payment of the half yearly dividend on 24 November 1999. Since the dividend was unfranked, the Bonus Share Plan (BSP) was suspended in accordance with the Company's Constitution and Rule 8 of the BSP on 17 September 1999.

Change of financial year

Directors announced that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000. The Company will report results for the 13 months to 30 June 2000 and release to the Australian Stock Exchange (ASX) on 27 July 2000. The Company's profit report for the period ending 31 March 2000 will be released to the ASX on 4 May 2000.

Operating result excluding abnormal items

The following major factors affected operating profit after tax, excluding abnormal items, attributable to BHP shareholders:

Costs

Lower costs of approximately $430 million ($275 million after tax) were achieved during the half year compared with the corresponding period. Benefits from cost reduction initiatives continue to be reflected in lower production and overhead costs throughout BHP, with significant reductions being achieved within the Minerals and Steel businesses. In addition, lower borrowing costs resulted from a reduction in funding levels.

Exchange rates

Compared with the corresponding period, foreign currency fluctuations net of hedging had a favourable effect of approximately $90 million.

Exploration expenditure

Exploration expenditure charged to profit decreased by approximately $70 million compared with the corresponding period mainly reflecting a reduction in the Minerals worldwide exploration program.

Ceased/Sold operations

Decisions to close or cease operations including the Hartley platinum mine (Zimbabwe), Beenup mineral sands operation (Western Australia) and North America copper had a favourable effect on results of approximately $105 million compared with the corresponding period. This was partly offset by profits of approximately $50 million in the corresponding period from manganese operations and other assets sold.

New operations

Profits from diamond sales at the EKATI (TM) diamond mine were approximately $80 million for the half year. This was partly offset by operating losses in the current half year of approximately $60 million following the start up of the HBI operation (Western Australia).

Volumes

Higher sales volumes have increased profit by approximately $10 million compared with the corresponding period. This reflects the return to normal operating conditions at Bass Strait (Victoria) following the Longford incident in September 1998.

Prices

Most of BHP's major products (including coal, steel and iron ore) continued to be affected by lower commodity prices, which has reduced profit by approximately $295 million compared with the corresponding period. These reductions were partly offset by higher average realised oil prices after commodity hedging which increased the result by approximately $150 million compared with the corresponding period.

Asset sales

Profits from sale of assets were approximately $20 million lower than in the corresponding period.

Business Division Results (after income tax)

Half year ended 30 November (1)

	Excluding abnormals			Including abnormals

	1999	1998	Change	1999	1998	Change
	$ Million	$Million	%	$ Million	$ Million	%

Minerals	533	569	-6.3	582	569	+2.3

Steel	169	204	-17.2	232	204	+13.7

Petroleum	410	201	+104.0	459	201	+128.4

Services	40	82	-51.2	45	82	-45.1

Net unallocated interest	(252)	(232)		(256)	(232)

Group and unallocated items	(110)	(373)		-	(373)

Operating profit before outside equity interests	790	451	+75.2	1 062	451	+135.5

Outside equity interests	19	(15)		19	(15)

Operating profit attributable to members of the BHP Entity	809	436	+85.6	1 081	436	+147.9

(1) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items, following a decision to cease internal hedging effective 1 June 1999. The results of existing internal currency hedging activities eliminate within Group and unallocated items.

Minerals

Minerals' result for the half year was a profit of $533 million, a decrease of $36 million or 6.3% compared with the corresponding period.

Including an abnormal tax benefit relating to the restatement of deferred tax balances following the change in the Australian company tax rate, the result for the half year was a profit of $582 million. There were no abnormal items in the corresponding period.

Major factors which contributed to the result were:

  significantly lower average US dollar coal prices for Bowen Basin (Queensland), Illawarra (New South Wales) and Kalimantan (Indonesia);

  lower average US dollar iron ore prices and volumes;

  unfavourable effect of the higher A$/US$ exchange rate;

  operating losses resulting from start up of the HBI operation which was commissioned in January 1999;

  lower operating profits due to the sale of principal manganese assets in December 1998; and

  lower profit from the sale of assets.

These were partly offset by:

  losses in the corresponding period from ceased operations including the Hartley platinum mine, North America copper and the Beenup mineral sands operation;

  lower unit costs at coal operations in Queensland and the Cannington silver-lead-zinc mine (Queensland);

  profits from diamond sales at the EKATI (TM) diamond mine which commenced sales in January 1999;

  lower exploration expenditure charged to profit;

  tax benefiting of certain prior year exploration expenditure; and

  inclusion of equity accounted profits from BHP's investment in the Samarco iron ore operations (Brazil), following adoption of the revised accounting standard AASB 1016: Accounting for Investments in Associates.

Sales revenue was $4 036 million, 16.2% lower than in the corresponding period, mainly due to lower prices for iron ore, coal and copper, lower iron ore volumes and lower copper volumes following the closure of North America copper operations.

The average price booked for copper shipments, after hedging and finalisation adjustments, for the half year was US$0.76 per pound (1998 - US$0.78). Finalisation adjustments after tax, representing adjustments on prior period shipments settled in the November 1999 half year were $32 million favourable (1998 - $9 million unfavourable).

Unhedged copper shipments not finalised at 30 November 1999 have been brought to account at US$0.80 per pound. The LME copper spot price on Tuesday 30 November 1999 was US$0.79 per pound.

As at 30 November 1999, for the three months ending 28 February 2000 anticipated shipments are 22% covered by forward contracts at an average price of US$0.77 per pound, 1.0% covered by call options at an average price of US$0.84 per pound, and 15% covered by collar options with a minimum price of US$0.74 per pound and maximum price of US$0.90 per pound. For the three months ending 31 May 2000 anticipated shipments are 6% covered by forward contracts at an average price of US$0.81 per pound and 15% covered by collar options with a minimum price of US$0.74 per pound and maximum price of US$0.90 per pound.

Exploration expenditure was $30 million for the half year (1998 - $115 million) and the charge against profit was $25 million (1998 - $97 million), reflecting a reduction in the worldwide exploration program.

Significant developments during the half year included:

  closure of North America copper operations on 25 June 1999, with the exception of the Solvent Extraction and Electro Winning plants, and the San Manuel Rod Plant which was operated to complete fulfilment of contractual obligations. The San Manuel Rod Plant ceased operations on October 25 1999;

  suspended operations at the Hartley platinum mine pending conditional sale;

  very encouraging market acceptance of EKATI (TM) diamonds traded through our new Antwerp (Belgium) office;

  sale of the Moura (Queensland) coal mine on 20 August 1999; and

  scientific reports were released by Ok Tedi Mining Limited (OTML), confirming that the environmental impact of the Ok Tedi mine and the area of land affected would be significantly greater than indicated by previous studies. The reports show that none of the options considered by OTML offers a clear solution to these environmental impacts. BHP has embarked upon open consultation with all stakeholders of the operation - the PNG Government, the Provincial Government, the communities surrounding the mine and along the Ok Tedi and Fly River as well as shareholders. The PNG Government has requested that the World Bank evaluate the current situation. BHP has agreed with a request from the PNG Government to provide pertinent information and assist the World Bank with any matters. The World Bank study is expected to be completed by June 2000.

Steel

Steel's result for the half year was a profit of $169 million, a decrease of $35 million or 17.2% compared with the corresponding period.

Including an abnormal tax benefit relating to the restatement of deferred tax balances following the change in the Australian company tax rate, the result for the half year was a profit of $232 million. There were no abnormal items in the corresponding period.

Major factors which contributed to the result were:

  a decline of approximately 8% in US dollar prices for major export products;

  lower prices for products from operations in the USA and Asia;

  lower domestic prices; and

  lower sales volumes from Long Products operations.

These were partly offset by:

  improved cost and operating performance from overseas coating operations and North Star BHP Steel (USA); and

  lower raw material costs.

Total steel despatches from all operations were 4.042 million tonnes, 1.8% below the corresponding period:

- Australian domestic despatches were 2.128 million tonnes, up 1.2%;

- Australian export despatches were 1.258 million tonnes, down 14.2%;

- New Zealand steel despatches were 0.287 million tonnes, up 7.1%; and

- despatches from overseas plants were 0.369 million tonnes, up 33.2%.

Significant developments during the half year included:

  the release of the Steel Strategic Plan, organising the Steel portfolio into core and non-core businesses. The Company is in the process of pursuing the divestment of its non-core steel businesses;

  closure of primary steelmaking operations at Newcastle (New South Wales); and

  improvements in global market conditions for steel products have led to steady increases in export steel prices which are beginning to impact financial results.

Petroleum

Petroleum's result for the half year was a profit of $410 million, an increase of $209 million or 104.0% compared with the corresponding period.

Including an abnormal tax benefit relating to the restatement of deferred tax balances following the change in the Australian company tax rate, the result for the half year was a profit of $459 million. There were no abnormal items in the corresponding period.

Major factors which contributed to the result were:

  higher average realised oil prices before commodity hedging of A$32.99 per barrel (1998 - A$21.77 per barrel), reflecting higher US dollar prices (1999 - US$21.41 per barrel; 1998 - US$13.20 per barrel), partly offset by the effect of the higher A$/US$ exchange rate;

  higher sales volumes in Bass Strait reflecting the return to normal operating conditions following the Longford incident in September 1998;

  higher profits from the sale of assets. The current period included a $31 million profit (after tax) following finalisation of the sale of exploration and producing assets in the UK Southern North Sea. The corresponding period included a $13 million profit (no tax effect) on sale of the Timor Sea (North West Australia) producing facilities of Jabiru and Challis and the abandoned Skua field; and

  lower discretionary and overhead costs, including business development activities, following the implementation of cost review programs in Australia and the UK.

These were partly offset by:

  A net loss of $79 million (after tax) resulting from commodity hedging activities compared with a net gain of $2 million on significantly lower volumes in the corresponding period. The average realised oil price after commodity hedging was US$19.16 per barrel (1998 - US$13.25 per barrel).

As at 30 November 1999, for the three months ending 29 February 2000, 2.0 million barrels of estimated oil and condensate sales (after third party entitlements) have been hedged at an average price of US$21.15 per barrel, and 7.8 million barrels are covered by zero cost collar options with a downside average of US$15.97 per barrel and an upside average of US$21.78 per barrel. For the three months ending 31 May 2000, 3.3 million barrels of estimated oil and condensate sales (after third party entitlements) have been hedged at an average price of US$20.82 per barrel, and 5.1 million barrels are covered by zero cost collar options with a downside average of US$17.23 per barrel and an upside average of US$23.55 per barrel.

Oil and condensate production was 9% higher than the corresponding period due to higher production at Bass Strait, the recently commissioned Laminaria/Corallina fields (North West Australia), and higher gas nominations at Bruce (UK). These were partly offset by lower production following the sale of producing assets in the Timor Sea (North West Australia) and the sale of Elang/Kakatua/Kakatua North producing fields, lower production from Griffin (Western Australia) reflecting natural field decline, and lower Liverpool Bay (UK) production due to repairs and maintenance. Natural gas production was 4% lower mainly due to the sale of the UK Southern North Sea assets, lower Victorian demand for Bass Strait gas and lower Griffin production. This has been partly offset by higher gas production from the offshore US producing properties due to increased facility capacity.

Exploration expenditure for the half year was $100 million (1998 - $140 million). Exploration expenditure charged to profit was $79 million (1998 - $79 million).

Significant developments during the half year included:

  finalisation of the sale of all exploration and producing assets in the UK Southern North Sea;

  agreement was reached with PowerGen UK plc on a further re-negotiation of gas price contractual arrangements for Liverpool Bay effective 1 June 1999 which resulted in the payment of $220 million to BHP in November 1999. This payment represents full value for gas revenues foregone resulting from a reduced base price for gas sold under the agreement and will be amortised on a units of production basis over the five year agreement period. This transaction follows a similar re-negotiation in December 1998;

  settlement with the State of Hawaii which will result in BHP's dismissal from the antitrust lawsuit brought against a number of oil companies (Hawaii Antitrust Claim). The settlement is subject to approval in the US District Court in Hawaii; and

  initial oil production commenced from the Laminaria and Corallina oilfields via the floating production storage and offloading facility 'Northern Endeavour' on 7 November 1999.

Services

Services' result for the half year was a profit of $40 million, a decrease of $42 million or 51.2% compared with the corresponding period.

Including an abnormal tax benefit relating to the restatement of deferred tax balances following the change in the Australian company tax rate, the result for the half year was a profit of $45 million. There were no abnormal items in the corresponding period.

The major factor which contributed to the variation was a $46 million profit (no tax effect) on the partial sale of BHP's investment in Orbital Engine Corporation Limited in the corresponding period.

Significant developments during the current half year included:

  sale of BHP Engineering;

  sale of the bulk carrier Iron Newcastle;

  investment in the Belgian shipping company Cobam N.V.; and

  completion of the sale of Hunter Towage Services Pty Ltd.

Net unallocated interest

Net Unallocated Interest expense was $252 million for the half year compared with $232 million for the corresponding period. This increase was mainly due to lower capitalised interest in the current half year for HBI, Escondida and EKATI (TM), lower interest income, an over provision for income tax in the corresponding period and higher interest rates in the US and Australia, largely offset by lower funding levels.

Including an abnormal tax expense relating to the restatement of deferred tax balances following the change in the Australian company tax rate, Net Unallocated Interest expense for the half year was $256 million. There were no abnormal items in the corresponding period.

A significant development during the current half year was the Federal Court ruling in BHP's favour regarding a dispute concerning the deductibility of financing costs paid to General Electric Company in connection with the acquisition of the Utah Group in the early 1980's. The Australian Taxation Office has subsequently appealed the decision. No adjustments will be made to the Group accounts pending conclusion of this matter.

Group and unallocated items

The result for Group and unallocated items was a loss of $110 million for the half year compared with a loss of $373 million for the corresponding period. The improvement was mainly due to lower losses of $80 million (after tax) from external foreign currency hedging compared with losses of $249 million in the corresponding period.

Including abnormal items the result was nil for the half year. The abnormal items comprised:

  a tax benefit of $112 million arising from finalisation of funding arrangements in August 1999 related to the Beenup mineral sands project; and

  a tax expense of $2 million relating to the restatement of deferred tax balances following the change in the Australian company tax rate.

There were no abnormal items in the corresponding period.

Outside equity interests

Outside equity interests' share of operating profit decreased mainly due to adjustments attributable to minority shareholders of the Moura coal mine following completion of the sale in August 1999, and a lower result at Ok Tedi during the current half year.

Consolidated Financial results

Revenue

Sales revenue of $9 527 million decreased by $427 million or 4.3% compared with the corresponding period, mainly due to lower prices for coal, steel and iron ore, and lower copper volumes reflecting the closure of North America copper operations. Other revenue, including interest income, decreased by $4 million. Total operating revenue decreased by $431 million to $10 137 million.

Depreciation and Amortisation

Depreciation and amortisation charges decreased by $113 million to $962 million. The decrease relates mainly to depreciation in the corresponding period on businesses now closed, ceased operating or sold, the favourable effect of exchange rate variations and lower depreciation following the write-down of certain assets at 31 May 1999. These decreases were partly offset by higher depreciation following commissioning of the EKATI (TM) diamond mine, and the Escondida oxide plant and phase 3.5 expansion project, and higher Petroleum production.

Borrowing costs

Borrowing costs decreased by $35 million to $355 million, mainly due to lower funding levels partly offset by lower capitalised interest and higher interest rates in the US and Australia.

Income Tax Expense

Excluding abnormal items, income tax expense of $424 million was $38 million higher than for the corresponding period. The charge for the half year represented an effective tax rate of 34.9% (1998 - 46.1%) which is lower than the nominal Australian tax rate of 36% primarily due to partial recognition of tax benefits mainly in respect of prior year overseas exploration expenditure which have been recognised due to increased income from North American operations, in addition to prior year over provisions. These factors were partly offset by non-deductible interest expense on preference shares, non-deductible accounting depreciation and amortisation, and overseas exploration expenditure for which no deduction is presently available.

Financial ratios

At 30 November 1999 BHP's gearing ratio was 50.4% compared to 54.2% at May 1999.

Based on earnings before interest paid and tax (EBIT) excluding abnormal items interest cover for the half year was 4.2 times compared with 1.8 times for the May 1999 year and 2.4 times for the corresponding period. Based on earnings before interest paid, tax and depreciation (EBITDA) excluding abnormal items interest cover for the half year was 6.8 times compared with 4.2 times for the May 1999 year and 4.5 times for the corresponding period.

Significant events after end of half year

The following matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Company in subsequent accounting periods:

  Sale of oil and gas interests in Papua New Guinea to Orogen Minerals Ltd on 10 December 1999. Proceeds of approximately $200 million and an abnormal profit of approximately $70 million will be included in the March 2000 results; and
  industrial action has occurred at a number of BHP sites since 30 November 1999, as a protest against BHP Iron Ore offering individual contracts (WA workplace agreements) to employees in the Pilbara. The impact on BHP's result for the 13 month period ending 30 June 2000 will depend on the extent of future industrial action.

DIRECTORS' REPORT

Board of Directors

The Directors of the Company in office during or since the end of the half year are:

B C ALBERTS - a Director since January 2000;

P M ANDERSON - Managing Director and Chief Executive Officer since December 1998;

D R ARGUS - Chairman since June 1999;

W F BLOUNT - a Director since March 1999;

M A CHANEY - a Director since May 1995;

J C CONDE - a Director since March 1995;

D A CRAWFORD - a Director since May 1994;

M A JACKSON - a Director since January 1994;

G W McGREGOR - a Director until September 1999;

R J McNEILLY - Executive Director since July 1991; and

J T RALPH - a Director since November 1997.

Review of operations

Refer pages 1 - 8.

Rounding of amounts

The Company is a company of a kind referred to in Class Order No. 98/0100 dated 10 July 1998 issued by the Australian Securities and Investments Commission. Amounts in this report, unless otherwise indicated, have been rounded in accordance with that Class Order to the nearest million dollars.

Signed in accordance with a resolution of the Board.

D R Argus

Chairman of Directors

Dated in Melbourne this 8th day of February 2000

Financial Statements

for the half year ended 30 November 1999

Profit and Loss STATEMENT

for the half year ended 30 November 1999

30 November
	Notes	1999	1998
		$ million	$ million
Operating revenue
Sales	2	9 527	9954
Other revenue	2	610	614

		10 137	10568
Operating profit, including abnormal items, before depreciation, amortisation and borrowing costs .		2 531	2302

deduct
Depreciation and amortisation	3	962	1075
Borrowing costs	4	355	390
* Operating profit before income tax		1 214	837

deduct
** Income tax expense attributable to operating profit	6	152	386
Operating profit after income tax	7	1 062	451

add/(deduct)
Outside equity interests in operating profit after income tax		19	(15)
Operating profit after income tax, attributable to members of the BHP Entity		1 081	436

Retained profits at the beginning of the half year		1826	4826
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates:		124	-

Total available for appropriation		3 031	5262

add/(deduct)
Dividends provided for or paid	8	(440)	(375)
Transfers to retained profits on asset disposal		(1)	-

Retained profits at the end of the half year		2 590	4887

Operating profit after income tax attributable to members of the BHP Entity comprise:
* Operating profit before abnormal items and income tax		1 214	837
** Income tax expense attributable to operating profit before abnormal items	6	(424)	(386)
Operating profit after income tax before abnormal items	7	790	451

add/(deduct)
Outside equity interests in operating profit after income tax before abnormal items		19	(15)

Operating profit after income tax, before abnormal items, attributable to members of the BHP Entity		809	436

*Abnormal items included in operating profit before income tax	5	-	-
**Abnormal income tax expense	6	272	-

Abnormal items after income tax	5	272	-
Operating profit after income tax, attributable to members of the BHP Entity		1 081	436

The accompanying notes form part of these financial statements.

Balance Sheet

as at 30 November 1999

		30 November	31 May	30 November
Notes		1999	1999	1998
Assets		$ million	$ million	$ million
Current assets
Cash		464	460	728
Receivables		2 634	2 661	2 576
Investments		481	273	202
Inventories		2 239	2 262	2 784
Other		228	196	297

Total current assets		6 046	5 852	6 587
Non-current assets
Receivables		189	323	422
Investments		683	483	792
Inventories		172	187	188
Property, plant and equipment	10	19 839	20465	23251
Exploration, evaluation and development expenditure capitalised	11	2 115	2166	2913
Intangibles		168	175	369
Other	12	1 704	1 836	1 804

Total non-current assets		24 870	25 635	29 739

Total assets		30 916	31 487	36 326
Liabilities
Current liabilities
Accounts payable		2 308	2 635	2 402
Borrowings		1 918	1 381	1 335
Provisions		1 564	2 178	1 368

Total current liabilities		5 790	6 194	5 105
Non-current liabilities
Accounts payable		76	156	128
Borrowings		9 010	9 990	13 121
Provisions		5 526	5 786	5 232

Total non-current liabilities		14 612	15 932	18 481

Total liabilities		20 402	22 126	23 586

Net assets		10 514	9 361	12 740
Shareholders' equity
Shareholders' equity attributable to members of the BHP Entity
Share capital	13	6 944	6 533	8 619
Reserves	14	309	287	539
Retained profits		2 590	1 826	4 887
BHP shares held by controlled entities		-	-	(2 087)

		9 843	8 646	11 958
Shareholders' equity attributable to outside equity interests		671	715	782

Total shareholders' equity		10 514	9 361	12 740

The accompanying notes form part of these financial statements.

Statement of Cash Flows

for the half year ended 30 November 1999

30 November
	Notes	1999	1998
		$ million	$ million
Cash flows related to operating activities

Receipts from customers		9194	10364
Payments to suppliers, employees, etc		(7836)	(8222)
Dividends received		1	3
Interest received		39	87
Borrowing costs		(508)	(622)
Proceeds from gas sales contract price re-negotiation		231	-
Other		253	98

Operating cash flows before income tax		1374	1708
Income taxes paid		(106)	(428)

Net operating cash flows		1268	1280

Cash flows related to investing activities

Purchases of property, plant and equipment		(471)	(1504)
Exploration expenditure		(137)	(255)
Purchases of investments		(106)	(101)

Investing outflows		(714)	(1860)

Proceeds from sale of property, plant and equipment		407	230
Proceeds from sale or redemption of investments		-	93
Proceeds from sale or partial sale of controlled entities
and joint venture interests net of their cash		13	24

Net investing cash flows		(294)	(1513)

Cash flows related to financing activities

Proceeds from ordinary share issues		130	64
Borrowings		1531	1856
Repayment of borrowings		(2059)	(1453)
Dividends paid		(485)	(462)
Other		107	(62)

Net financing cash flows		(776)	(57)

Net increase/(decrease) in cash and cash equivalents		198	(290)

Cash and cash equivalents at beginning of half year		573	949
Effect of exchange rate changes on cash and cash equivalents		4	3

Cash and cash equivalents at end of half year	15	775	662

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

1 Basis of preparation of half year financial statements

These statements are general purpose half year consolidated financial statements that have been prepared in accordance with the requirements of the Corporations Law, Australian Stock Exchange Listing Rules, Australian Accounting Standard AASB 1029: Half Year Accounts and Consolidated Accounts and Urgent Issues Group Consensus Views, and give a true and fair view of the matters disclosed. These half year financial statements and reports should be read in conjunction with the annual financial statements and reports for the year ended 31 May 1999 and any public announcements made by The Broken Hill Proprietary Company Limited and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Law and Australian Stock Exchange Listing Rules.

Accounting policies have been consistently applied by all entities in the BHP Group and are consistent with those of the previous financial year, except for adoption of new accounting standards:

  Revised Australian Accounting Standard AASB 1004: Revenue has been adopted for the half year ended 30 November 1999. There was no material effect on profits; and

  Revised Australian Accounting Standard AASB 1016: Accounting for Investments in Associates has been adopted for the half year ended 30 November 1999, resulting in the application of the equity method of accounting for investments in associates. Previously the cost method was used. Refer note 16 for details of investments in associated entities.

Australian deferred tax balances at 30 November 1999 were restated as a consequence of the Australian company income tax rate change to 34% applicable from 1 July 2000, and then to 30% applicable from 1 July 2001. The effect of this restatement has been brought to account as an abnormal item (refer note 5).

30 November
1999	1998
$ million	$ million

2 Revenue

Revenue from operating activities

Sales revenue
Sale of goods	9 255	9 599
Rendering of services	272	355

Total sales revenue	9 527	9954

Revenue from other than operating activities

Interest revenue (a)	42	99
Dividend income	1	3
Proceeds from sale of assets	464	343
Share of net results of associates	17	-
Management fees	14	24
Other revenue	72	145

Total other revenue	610	614

(a) Interest revenue included $31 million (1998 - $61 million) which had not been received at balance date.

30 November
1999	1998
$ million	$ million

3 Depreciation and amortisation

Depreciation relates to
Buildings	56	60
Plant, machinery and equipment	788	856
Mineral rights	32	32
Exploration, evaluation and development expenditures carried forward	76	106
Capitalised leased assets	2	5

Total depreciation	954	1 059
Amortisation (a)(b)	8	16
Total depreciation and amortisation	962	1 075

	30 November 1999 $ million
	Before tax	Related Tax	Related outside equity interests	Amount (after tax) attributable to members
(a) Amortisation relates to

Amortisation of goodwill	8	-	-	8
Total amortisation	8	-	-	8

30 November
	1999	1998
	$ million	$ million
(b) Operating profit restated to exclude amortisation of goodwill

Operating profit after tax before outside equity interests	1 062	451
Add amortisation of goodwill	8	15
Operating profit after tax before outside equity interests and amortisation of goodwill	1 070	466
Add/(deduct) outside equity interests	19	(15)
Operating profits after tax (before amortisation of goodwill) attributable to members of the BHP Entity	1 089	451

30 November
1999	1998
$ million	$ million

4 Borrowing costs

Borrowing costs paid or due and payable

on borrowings	370	508
on finance leases	2	3
Total borrowing costs	372	511
deduct Amounts capitalised	17	121
Borrowing costs charged against operating profit	355	390

5 Abnormal items

The following abnormal items are included in the results for the half years ended:

	$ million
	Gross	Tax	Net
	30 November 1999
Tax benefit arising from the restatement of deferred tax balances as a consequence of the Australian company tax rate change to 34% applicable from 1 July 2000, and then to 30% applicable from 1 July 2001.....................	-	160	160
Tax benefit arising from finalisation of funding arrangements related to the Beenup mineral sands project............................	-	112	112
Total abnormal items............................	-	272	272
	30 November 1998
	-	-	-

30 November
1999	1998
$ million	$ million

6 Income tax

Income tax arising from items taken to operating profit

The prima facie tax on operating profit excluding abnormal items differs from the income tax provided in the accounts and is calculated as follows:

Operating profit excluding abnormal items and income tax	1 214	837

Tax calculated at 36 cents in the dollar on operating profit excluding abnormal items and income tax	437	301
deduct tax effect of
Recognition of prior year losses	72	40
Amounts over provided in prior years	45	35
Investment and development allowance	13	16
Research and development incentive	3	4
Rebate for dividends	-	1
Exempt income	-	1
	304	204
add tax effect of
Non-tax effected operating losses	13	65
Non-deductible dividends on redeemable preference shares	34	34
Non-deductible accounting depreciation and amortisation	32	31
Foreign expenditure including exploration not presently deductible	24	44
Foreign exchange/other	30	6
Tax differential- non-Australian income	(13)	2
Income tax excluding abnormal items attributable to operating profit	424	386
deduct tax effect of abnormal items (a)	272	-
Income tax attributable to operating profit	152	386

Effective tax rate
excluding abnormal items	34.9%	46.1%
including abnormal items	12.5%	46.1%

(a) Refer note 5.

7. Segment results

(a) The segment analysis by industry is based on the predominant activities of the BHP Group.

- Minerals (exploration for and mining, processing and marketing of iron ore, coal, diamonds, silver, lead, zinc, copper and copper by-products including gold);

- Steel (manufacture and marketing of steel products);

- Petroleum (exploration for and production, processing and marketing of hydrocarbons); and

- Services (principally transport and logistics, engineering, information technology and insurance).

Group Centre functions are described as Group and unallocated items.

(b) Segment results include sales made between segments. These sales are made on a commercial basis.

Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items, following a decision to cease new internal hedging effective 1 June 1999. The results of internal currency hedging activities now eliminate within Group and unallocated items.

$ million
	External operating revenue	Intersegment operating revenue	Operating profit before abnormal items and income tax(a)	Income tax (expense)/ benefit excluding abnormal items	Operating profit after income tax, before abnormal items (b)	Abnormal items net of tax	Operating profit after income tax and abnormal items (b)	Segment assets Gross Net
Industry classification	30 November 1999

Minerals	4 057	178	770	(237)	533	49	582	12 865	9 337
Steel	3 700	11	265	(96)	169	63	232	8 389	6 682
Petroleum	2 070	7	625	(215)	410	49	459	7 751	4 031
Services	356	588	58	(18)	40	5	45	716	121
Net unallocated interest	25		(330)	78	(252)	(4)	(256)
Group and unallocated items(c)	(71)	3	(174)	64	(110)	110	-	1 195	(9 657)

BHP Group	10 137	787	1 214	(424)	790	272	1 062	30 916	10 514
Industry classification	30 November 1998

Minerals	4 809	273	982	(413)	569	-	569	15 894	12 364
Steel	4 097	15	324	(120)	204	-	204	9 465	7 403
Petroleum	1 483	4	328	(127)	201	-	201	8 236	5 502
Services	483	789	95	(13)	82	-	82	1 170	497
Net unallocated interest	75		(315)	83	(232)	-	(232)
Group and unallocated items(c)	(379)	4	(577)	204	(373)	-	(373)	1 561	(13 026)

BHP Group	10 568	1 085	837	(386)	451	-	451	36 326	12740

(a) The result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense, before deducting outside equity interests.

(b) Before deducting outside equity interests.

(c) Includes consolidation adjustments

$ million
7	Segment results (cont.)	External operating revenue	Intersegment operating revenue	Operating profit before abnormal items and income tax(a)	Income tax (expense)/ benefit excluding abnormal items	Operating profit after income tax, before abnormal items (a)	Abnormal items net of tax	Operating profit after income tax and abnormal items (a)	Gross segment assets
	Geographical classification	30 November 1999

	Australia	6 126	100	933	(314)	619	276	895	18 581
	North America	1 456	10	163	(29)	134	-	134	3 077
	United Kingdom	448	-	136	(60)	76	-	76	2 388
	South America	855	1	251	(78)	173	-	173	3 783
	Papua New Guinea	421	-	34	(21)	13	-	13	1 085
	New Zealand	364	-	23	(4)	19	-	19	692
	South East Asia	308	-	17	(4)	13	-	13	915
	Other countries	134	-	(13)	8	(5)	-	(5)	395
		10 112	111	1 544	(502)	1 042	276	1 318	30 916
	Net unallocated interest	25		(330)	78	(252)	(4)	(256)
	BHP Group	10 137	111	1 214	(424)	790	272	1 062	30 916
Geographical classification	30 November 1998

Australia	6 824	89	990	(334)	656	-	656	20 893
North America	1 392	15	(62)	(5)	(67)	-	(67)	4 719
United Kingdom	279	2	50	(35)	15	-	15	2 898
South America	777	26	163	(61)	102	-	102	3 415
Papua New Guinea	429	-	77	(39)	38	-	38	1 277
New Zealand	344	1	16	(3)	13	-	13	1 064
South East Asia	308	-	18	(11)	7	-	7	1 277
Other countries	140	-	(100)	19	(81)	-	(81)	783
	10 493	133	1152	(469)	683	-	683	36 326
Net unallocated interest	75		(315)	83	(232)	-	(232)
BHP Group	10 568	133	837	(386)	451	-	451	36 326

(a) Before deducting outside equity interests.

30 November
1999	1998
$ million	$ million

8 Dividends

Half yearly dividend or equivalent paid to members of the BHP Entity (a)	440	516

deduct half yearly dividend or equivalent paid on shares held by controlled entities (Beswick Group) (b)	-	85
	440	431
deduct Bonus Share Plan participation - equivalent dividend (c)	-	56

Half yearly dividend paid to members of the BHP Entity	440	375

(a) The unfranked dividend for the November 1999 half year of $0.25 per share, was paid on 24 November 1999. (1998 - $0.25 fully franked at 36 cents in the dollar). The dividend was paid entirely from the foreign dividend account and was therefore not subject to non-resident dividend withholding tax. The Group had no available franking credits at 30 November 1999. The extent to which future dividends will be franked is uncertain, but the current outlook is for no franking of dividends for the following twelve months.

(b) 338 066 630 shares held by the Beswick Group were bought back and cancelled by the BHP Entity in March 1999.

(c) Since the November 1999 dividend was unfranked, the Bonus Share Plan (BSP) was suspended in accordance with the Company's Constitution and Rule 8 of BSP on 17 September 1999.

9 Earnings per share

Basic earnings per share (cents) (a) (b)

- excluding abnormal items	46.0	25.3
- including abnormal items	61.5	25.3

Diluted earnings per share (cents)

- excluding abnormal items	45.3	25.2
- including abnormal items	60.2	25.2

Weighted average number of fully paid shares (millions) (c)

- basic earnings per share	1 758	1 724
- diluted earnings per share - excluding abnormal items (d)	1 823	1 761
- diluted earnings per share - including abnormal items (d)	1 823	1 761

(a) Based on operating profit after income tax attributable to members of the BHP Entity.

(b) Basic earning per American Depositary Share (ADS) (cents)

- excluding abnormal items	92.0	50.6
- including abnormal items	123.0	50.6
For the periods indicated, each ADS represents two ordinary shares.

(c) 338 066 630 shares held by the Beswick Group at 30 November 1998 were bought back and cancelled by the BHP Entity in March 1999. Weighted average number of fully paid shares at 30 November 1998 is calculated excluding shares held by the Beswick Group.

(d) The weighted average diluted number of ordinary shares has been adjusted for the effect of Employee Share Plan options and Executive Share Scheme partly paid shares to the extent they were dilutive at balance date. Refer note 13.

	30 November	31 May	30 November
	1999	1999	1998
	$ million	$ million	$ million

10 Property, plant and equipment

By category, net of accumulated depreciation

Land and buildings	1 998	1 993	1 948
Plant, machinery and equipment	16 580	17 179	19 959
Mineral rights	1 169	1 200	1 279
	19 747	20 372	23 186

Capitalised leased assets	92	93	65

Total property, plant and equipment	19 839	20 465	23 251

11 Exploration, evaluation and development expenditure capitalised
Exploration, evaluation and development expenditures carried forward in areas of interest
- now in production	1 521	1 550	2 029
- in development stage but not yet producing (a)	84	130	352
- in exploration and/or evaluation stage (a)	510	486	532
Total exploration, evaluation and development expenditure capitalised	2 115	2 166	2 913

(a) Details of movement in development stage but not yet producing and in exploration and/or evaluation stage	Development stage but not yet producing		Exploration and/or evaluation stage
	1999	1998	1999	1998
	$ million	$ million	$ million	$ million
Opening balance as at 1 June	130	313	486	465
Expenditure incurred during the half year	10	29	130	255
Expenditure expensed during the half year	-	-	(104)	(176)
Transferred to development			-	(24)
Transferred from exploration and/or evaluation	-	24
Transferred to production	(57)	(31)
Disposals	-	-	-	-
Depreciation	-	-	(14)	(15)
Exchange fluctuations and other movements	1	17	12	27
Closing balance as at 30 November	84	352	510	532

	30 November	31 May	30 November
	1999	1999	1998
	$ million	$ million	$ million
12 Other assets (non-current)

Deferred charges and prepayments	746	726	740
Future Income tax benefit (a)	958	1 110	1064
Total other non-current assets	1 704	1 836	1 804

(a) Includes restatement of future income tax benefit at 30 November 1999 as a consequence of the Australian company income tax rate change to 34% applicable from 1 July 2000, and then to 30% applicable from 1 July 2001.

	30 November	31 May	30 November
	1999	1999	1998
	$ million	$ million	$ million
13 Share Capital

Paid up (a) - 1 772 340 790 ordinary shares fully paid (May 99 - 1 742 907 069 Nov 98 - 2 077 029 469)	6 944	6 533	8 619
- 722 500 ordinary shares each paid to five cents (May 99 - 830 000 Nov 98 - 915 000)	-	-	-
- 8 049 000 ordinary shares each paid to one cent (May 99 - 10 120 000 Nov 98 - 10 950 000)	-	-	-
	6 944	6 533	8 619

Movement in issued ordinary shares for the half year	Number of fully paid shares	Number of partly paid shares Paid to Paid to five cents one cent

Opening number of shares as at 1 June 1999	1 742 907 069	830 000	10 120 000
Shares issued under Dividend Investment Plan (b)	21 234 886
Shares issued under Bonus Share Plan (b)	3 718 755
Shares issued upon exercise of Employee Share Plan Options (c)	2 226 580
Shares issued on exercise of Performance Rights (d)	75 000
Partly paid shares converted to fully paid	2 178 500	(107 500)	(2 071 000)

Closing number of shares	1 772 340 790	722 500	8 049 000

(a) Share Capital was reduced by $2 087 million in March 1999, following the cancellation of 338 066 630 ordinary shares held by the Beswick Group.

(b) The Dividend Investment Plan and Bonus Share Plan each provide shareholders with the opportunity to receive additional shares in lieu of cash dividends. Shares issued prior to November 1997 were issued at a discount of 5% from market price and shares issued subsequently were issued at a discount of 2.5% from the market price. The Dividend Investment Plan was suspended following payment of the November 1999 half yearly dividend. Since that dividend was unfranked the Bonus Share Plan (BSP) was suspended in accordance with the Company's Constitution and Rule 8 of the BSP on 17 September 1999.

(c) The Employee Share Plan provides employees with the opportunity to acquire fully paid shares or options in the BHP Entity. Employee loans are available to fund the purchase price of fully paid shares, payable 20 years after the date of issue or on termination of employment. At cessation of employment, an extension of the loan repayment period may be granted if the outstanding loan is in a non profitable position. The extension will be reviewed annually. If during the extension period the shares become profitable, the Company will arrange for the sale of those shares. The issue price for fully paid shares is market price at the time of issue, less a discount of 5% for shares issued prior to October 97, or 2.5% for shares issued after October 97. The exercise price for options is market price at time of issue less, in some cases, a discount of one cent per option. Such options are normally exercisable between three and five years after issue, but may be exercisable earlier if employment terminates for any reason. Options granted during 1999 were 10 year options, not exercisable until the third year, and then only if performance hurdles are achieved. Each option was granted over one unissued ordinary share in the BHP Entity. Following the May 1995 bonus issue holders of options issued in May 1995 and prior will receive 11 shares for each 10 options exercised. Payment in full is due at the time of exercise of options. Options carry no voting rights.

(d) Performance Rights constitute a right to require the trustee of a special purpose trust established by BHP to acquire BHP shares upon completion of service conditions or fulfilment of performance hurdles. 1 000 000 Performance Rights were issued to the Managing Director and Chief Executive Officer on 1 March 1999. Where a service condition or performance hurdle is fulfilled, the terms of issue provide for related Performance Rights to be exercisable. The trustee acquires shares which are then held in trust until requested that they be transferred to the Managing Director and Chief Executive Officer. Each Performance Right entitles the beneficiary to one fully paid share, is not transferable, and carries no voting rights or rights to dividends. The exercise price of Performance Rights is zero. Performance Rights will lapse if performance hurdles or service conditions are not satisfied or in accordance with the Managing Director and Chief Executive Officer's contract of employment. In no case will Performance Rights lapse later than the tenth anniversary of their date of issue.

In (b) and (c) above, market price is the weighted average market price of a specified five day period prior to issue.

13 Share capital (cont.)

Options and Performance Rights

Month of issue	Options/ Performance Rights on issue at beginning of half year	Number issued during this half year	Number exercised during this half year	Number lapsed during this half year	Options/ Performance Rights outstanding at balance date	Shares issued on exercise	Exercise price	Expiration dates

Employee Share Plan Options (a)

October 1999	-	60 000	- -	-	60 000	-	$17.71	22 April 2009
October 1999	-	51 000	-	15 000	36 000	-	$17.72	22 April 2009
July 1999	-	100 000	-	-	100 000	-	$17.79	22 April 2009
April 1999	21 536 400	-	-	3 168 300	18 368 100	-	$16.39	22 April 2009
April 1999	8 184 300	-	-	572 200	7 612 100	-	$16.38	22 April 2009
April 1998	177 500	-	-	-	177 500	-	$15.40	15 April 2003
April 1998	135 000	-	15 000	-	120 000	15 000	$15.39	15 April 2003
November 1997	7 834 600	-	516 500	62 900	7 255 200	516 500	$16.22	4-6 November 2002
November 1997	1 560 300	-	161 900	18 200	1 380 200	161 900	$16.21	3-6 November 2002
October 1997	3 882 550	-	120 150	7 500	3 754 900	120 150	$15.99	1-10 October 2002
October 1997	5 334 500	-	294 500	2 000	5 038 000	294 500	$15.98	1-10 October 2002
July 1997	395 500	-	-	14 500	381 000	-	$19.63	14 July 2002
July 1997	200 000	-	-	-	200 000	-	$19.62	14 July 2002
October 1996	623 600	-	66 000	-	557 600	66 000	$16.22	8 October 2001
October 1996	1 086 700	-	72 100	10 000	1 004 600	72 100	$16.21	8 October 2001
April 1996	45 000	-	-	10 000	35 000	-	$18.29	15 April 2001
April 1996	45 500	-	-	-	45 500	-	$18.28	15 April 2001
October 1995	17 000	-	-	-	17 000	-	$18.23	10 October 2000
October 1995	38 500	-	-	-	38 500	-	$18.22	10 October 2000
July 1995	48 000	-	-	-	48 000	-	$18.59	24 July 2000
July 1995	70 500	-	-	7 500	63 000	-	$18.58	24 July 2000
May 1995	8 341 500	-	662 300	406 700	7 272 500	728 530	$19.10	1-12 May 2000
May 1995	2 352 900	-	229 000	42 500	2 081 400	251 900	$19.09	1-2 May 2000

	61 909 850	211 000	2 137 450	4 337 300	55 646 100	2 226 580

Performance Rights (b)

March 1999	975 000	-	75 000	-	900 000	75 000	-	March 2009

	975 000	-	75 000	-	900 000	75 000

(a) The Employee Share Plan provides employees with the opportunity to acquire fully paid shares or options in the BHP Entity. The exercise price for options is market price at time of issue less, in some cases, a discount of one cent per option. The market price is the weighted average market price of a specified five day period prior to issue. Options granted during 1999 were 10 year options, not exercisable until the third year, and then only if performance hurdles are achieved. Each option was granted over one unissued ordinary share in the BHP Entity. Following the May 1995 bonus issue holders of options issued in May 1995 and prior will receive 11 shares for each 10 options exercised. Payment in full is due at the time of exercise of options. Options carry no voting rights.

(b) Performance Rights constitute a right to require the trustee of a special purpose trust established by BHP to acquire BHP shares upon completion of service conditions or fulfilment of performance hurdles. Where a service condition or performance hurdle is fulfilled, the terms of issue provide for related Performance Rights to be exercisable. The trustee acquires shares which are then held in trust until requested that they be transferred to the beneficiary. Each Performance Right entitles the beneficiary to one fully paid share, is not transferable, and carries no voting rights or rights to dividends. The exercise price of Performance Rights is zero. Performance Rights will lapse if performance hurdles or service conditions are not satisfied or in accordance the beneficiary's contract of employment. In no case will Performance Rights lapse later than the tenth anniversary of their date of issue.

30 November	31 May	30 November
1999	1999	1998
$ million	$ million	$ million
14 Reserves

General reserve	170	170	175
Exchange fluctuation account	139	117	364

Total reserves	309	287	539

15 Notes to the statement of cash flows

Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts.

Cash and cash equivalents comprise:
	30 November
	1999	1998
	$ million	$ million

Cash	464	728
Short term deposits (a)	423	198
Bank overdrafts (b)	(112)	(264)

Total cash and cash equivalents	775	662

(a) Included in the balance sheet classification of Investments (Current assets).

(b) Included in the balance sheet classification of Borrowings (Current liabilities).

Non-cash financing and investing activities
Shares issued:

Bonus Share Plan	61	107
Dividend Investment Plan	341	279

Other:

Employee Share Plan loan instalments	28	36

The Bonus Share Plan (BSP) is in lieu of dividends and the Dividend Investment Plan (DIP) is an application of dividends. The DIP was suspended following payment of the half yearly dividend on 24 November 1999. Since the dividend was unfranked, the BSP was suspended in accordance with the Company's Constitution and Rule 8 of the BSP on 17 September 1999.

The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Group by the application of dividends.

16 Investments in associated entities

Major shareholdings in associated entities	Principal activities	Balance date	Ownership interest (a)		Carrying value of investment
			30 November		30 November
			1999	1998	1999	1998 (b)
			%	%	$ million	$ million

Samarco Mineracao SA	Iron ore mining	31 Dec	49.0	49.0	164	116
Orinoco Iron	HBI production	30 Sept	50.0	50.0	143	82
					307	198

Movements in carrying amount of investments in associated entities (c)

30 November 1999
$ million

Carrying amount of investments in associated entities at 31 May 1999 ........	86
Adjustment on initial adoption of equity accounting ..............	124
Share of associated entities net profit after tax ................	17
Increased investment in associated entities ...................	75
Dividends received/receivable from associated entities...............	-
Other movements .............................	5
Carrying amount of investments in associated entities at 30 November 1999 .....	307

(a) Ownership interest reflects the interest held by BHP at 30 November and at the associated entity's balance date. The proportion of voting power held by BHP corresponds to ownership interest.

(b) Carrying amount of investments in associated entities at 30 November 1998 have been determined using equity accounting principles, and therefore will not correspond to amounts included in the BHP Group balance sheet.

(c) Comparative data not provided as AASB 1016 did not apply to the BHP Group for the half year ending 30 November 1998.

30 November
1999	1998

17 Statistics
Sales revenue ($ million)	9 527	9 954

Operating profit before abnormal items and income tax ($ million)	1 214	837

Operating profit after income tax attributable to members of the BHP Entity ($ million)
- excluding abnormal items	809	436
- including abnormal items	1 081	436

Shareholders' equity attributable to members of the BHP Entity ($ million)	9 843	11 958

Net tangible assets attributable to members of the BHP Entity ($ million)	9 675	11 589

Number of fully paid shares on issue (million) (a)	1 772	1 739

Weighted average fully paid shares on issue over the period (million) (a)	1 758	1 724

Operating profit before abnormal items and income tax as a percentage of sales revenue (%)	12.74	8.41

Return on BHP shareholders' equity (annualised % rate)
- excluding abnormal items	16.4	7.3
- including abnormal items	22.0	7.3

Basic earnings per share (cents) (b)
- excluding abnormal items	46.0	25.3
- including abnormal items	61.5	25.3

Earnings per American Depositary Share (US cents) (c)
- excluding abnormal items	58.6	31.8
- including abnormal items	78.4	31.8

Net tangible assets per fully paid share (A$)	5.46	6.66

Gearing Ratio (%)	50.4	52.5

Interest Cover (times) - as reported
- excluding abnormal items	4.2	2.4
- including abnormal items	4.2	2.4

Average A$/US$ hedge settlement rate (cents)	65	61

(a) 338 066 630 shares held by the Beswick Group at 30 November 1998 were bought back and cancelled by the BHP Entity in March 1999. Weighted average number of fully paid shares at 30 November 1998 is calculated excluding shares held by the Beswick Group.

(b) Based on operating profit after income tax attributable to members of the BHP Entity divided by the weighted average number of fully paid shares.

(c) Each American Depositary Share represents two ordinary shares. Translated at the noon buying rate on 30 November 1999 as certified by the Federal Reserve Bank of New York A$1=US$0.6371 (1998 A$1=US$0.6280).

18 Reconciliation to United States (US) generally accepted accounting principles

The consolidated financial statements of the BHP Group are prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP). The material differences affecting the profit and loss statement and shareholders' equity between generally accepted accounting principles as followed by the BHP Group in Australia and those generally accepted in the US (US GAAP) are summarised below:

Asset write-downs

Under Australian GAAP the impairment test for determining the recoverable amount of non-current assets may be applied either on a discounted or an undiscounted basis in estimating net future cash flows. As at 31 May 1998 the BHP Group changed its policy to a discounted basis using the weighted average pre-tax interest rate of the BHP Group's long-term borrowings. This test is applied both to impairment and to the calculation of the write-down. Under US GAAP, an impairment test is required utilising undiscounted cash flows, followed by the application of discounting to any impaired asset.

These differences created adjustments to the profit and loss statement for the years ended 31 May 1999 and 31 May 1998 and adjustments in the balance sheet as at 31 May 1999 and 31 May 1998 representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values will be reduced through the inclusion of additional depreciation charges in the profit and loss statement. Refer "Depreciation" below.

Depreciation

Revaluations of property, plant and equipment and investments are permitted in Australia with upward adjustments to the historical cost values reflected in a revaluation reserve which is part of shareholders' equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the BHP Group depreciation charge has been restated to reflect historical cost depreciation.

Following the 31 May 1999 and 31 May 1998 asset writedowns, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer "Asset write-downs" above.

Exploration, evaluation and development expenditures

The BHP Group follows the 'area of interest' method in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised under Australian GAAP is amortised in subsequent years.

Pension plans

The BHP Group charges against income the contributions made to pension plans. Under US GAAP the net periodic pension cost is charged against income in accordance with US Statement of Financial Accounting Standards No. 87.

Equity accounting

For the half year ended 30 November 1999, Australian GAAP requires the effect of accounting for associated companies on an equity basis to be shown in the consolidated results. This is consistent with US GAAP.

In prior periods, Australian GAAP permitted the effect of accounting for associated companies on an equity basis to be shown as supplementary information. For the half year ended 30 November 1998, the adjustment to profit represents the higher cost base under US GAAP of equity accounted investments sold during the period.

Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated company and included in the equity accounting calculations. At that time, under US GAAP, equity accounting was included in the consolidated results, while under Australian GAAP it was disclosed by note to the accounts only. Thus under US GAAP the carrying value of the original equity interest in TOA is higher than under Australian GAAP, and the difference is reflected in the goodwill capitalised and amortised in accordance with US GAAP.

Employee Entitlements

A provision for labour redundancies within the BHP Group's steel operations was charged against profit during the year ended 31 May 1997. In accordance with Australian GAAP, a provision for redundancies can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in the BHP Entity. Under US GAAP the amount outstanding as an obligation to the BHP Group, which has financed equity, is required to be eliminated from shareholders' equity.

Stock dividend to be distributed

BHP provided as a current liability the dividend declared during the year ended 31 May 1999 and paid on 2 June 1999. The provision includes the amount to be reinvested under BHP's Dividend Reinvestment Plan. Under US GAAP stock dividends are treated as part of shareholders' equity because no asset distribution is required.

18 Reconciliation to United States (US) generally accepted accounting principles (cont)

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the half year ended 30 November 1998, the profit on the sale of the Pilbara gas pipeline was deferred for US GAAP purposes and was to be recognised over the life of the gas supply agreement with the purchaser. The entity reporting this profit was subsequently sold during the divestment of BHP Power in December 1998 thus removing this reconciling item.

Costs of start-up activities

The BHP Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are then amortised over a period of three to five years. Under US GAAP, pursuant to Statement of Practice (SOP) 98-05, costs of start-up activities should be expensed as incurred. In subsequent financial periods, amounts amortised for Australian GAAP purposes which have been expensed for US GAAP purposes will be added back when determining the profit result according to US GAAP.

Tax rate change - deferred balances

In November 1999 the Australian federal government passed legislation changing the company income tax rate from 36% to 34% effective 1 July 2000 and to 30% effective 1 July 2001. In accordance with Australian and US GAAP, the result for the half year ended 30 November 1999 included a restatement of deferred tax balances to reflect the expected income tax rate applicable when the timing differences will reverse. For US GAAP purposes an additional restatement was required reflecting the different deferred tax balances that exist after applying US GAAP to certain transactions.

The following is a summary of the estimated adjustments to profit for the half years ended 30 November 1999 and 1998 and BHP shareholders' equity as at 30 November 1999 and 31 May 1999, which would be required if US GAAP had been applied instead of Australian GAAP.
Profit and loss statement
for the half years ended 30 November	1999	1998
	$ million	$ million

Operating profit after income tax, attributable to members of the BHP Entity as reported in the consolidated profit and loss statement	1 081	436

Estimated adjustment required to accord with US GAAP:

add/(deduct)
- Tax rate change - deferred balances	73	-
- Depreciation - writedowns	(41)	(18)
- revaluations	6	6
- Pension plans	(21)	9
- Equity accounting	-	(6)
- Consolidation of Tubemakers of Australia Ltd	(3)	(3)
- Employee entitlements	-	(19)
- Profit on asset sales	-	(29)
- Start up costs	(54)

Total adjustment	(40)	(60)

Estimated profit according to US GAAP	1 041	376

Earnings per share in accordance with US GAAP
	(A$ per share)
for the half years ended 30 November	0.59	0.22

18 Reconciliation to United States (US) generally accepted accounting principles (cont)
BHP shareholders' equity	30 Nov	31 May
as at	1999	1999
	$ million	$ million

Total shareholders' equity	10 514	9 361
deduct Outside equity interests:	671	715

Shareholders' equity attributable to members of the BHP Entity	9 843	8 646
Estimated adjustment required to accord with US GAAP:
(deduct)/add
- Tax rate change - deferred balances	73	-
- Property, plant and equipment - revaluations	(151)	(157)
- Exploration, evaluation and development expenditures	(53)	(53)
- Pension plans	81	102
- Consolidation of Tubemakers of Aust. Ltd	96	99
- Employee entitlements	5	5
- Employee Share Plan loans	(49)	(136)
- Stock dividend to be distributed	-	145
- Asset write-downs	1 308	1 349
- Start-up costs	(54)

Total adjustment	1 256	1 354

Estimated shareholders' equity attributable to members of the BHP Entity according to US GAAP	11 099	10 000

19 Significant events after end of half year

Matters or circumstances that have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Company in subsequent accounting periods are detailed on page 8.

Directors' DECLARATION

I, Don R Argus being a Director of The Broken Hill Proprietary Company Limited state on behalf of the Directors and in accordance with a resolution of the Directors that, in the opinion of the Directors -

(a) the accompanying financial statements set out on pages 10 to 29 are drawn up so as to give a true and fair view of the financial position as at 30 November 1999, and the performance for the half year ended 30 November 1999 of the Company;

(b) the half year consolidated financial statements have been made out in accordance with Australian Accounting Standard AASB1029: "Half Year Accounts and Consolidated Accounts" and other mandatory professional reporting requirements;

(c) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

D R Argus

Director

Dated in Melbourne this 8th day of February 2000

Independent Review Report

To the members of The Broken Hill Proprietary Company Limited

Scope

We have reviewed the financial report of The Broken Hill Proprietary Company Limited for the half year ended 30 November 1999 as set out on pages 10 to 30. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half year or from time to time during the half year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB1029 "Half year accounts and consolidated accounts" and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of the company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of The Broken Hill Proprietary Company Limited is not in accordance with:

(a) the Corporations Law, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 30 November 1999 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB1029 "Half Year Accounts and Consolidated Accounts" and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Arthur Andersen
Chartered Accountants

G A HOUNSELL

Partner

Melbourne

8th February 2000

Pierre Hirsch - San Francisco Tel: (415) 774 2030